Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 17, 2008

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

FOR IMMEDIATE RELEASE

Barclays Announces Benchmark Change to Three iPath Currency

Exchange Traded Notes

New York, NY (December 17, 2008) – Barclays Bank PLC announced that the foreign exchange spot rates for each of the three iPath Currency Exchange Traded Notes (ETNs) will no longer be the rates reported by the Federal Reserve Bank of New York each day shortly after 10:00 a.m. on Reuters page 1FED. Effective December 18, 2008, these rates will be the rates reported on the respective Bloomberg screens at approximately 4:00 p.m., London time. This announcement follows the original announcement by the New York Federal Reserve Bank that it will discontinue the publication of foreign exchange rates on December 31, 2008, given the availability of alternative market-based sources for these rates.

The specific iPath Currency ETNs impacted include the iPath® EUR/USD Exchange Rate ETN (ERO), the iPath® GBP/USD Exchange Rate ETN (GBB) and the iPath® JPY/USD Exchange Rate ETN (JYN).

The iPath Currency ETNs are senior, unsecured, unsubordinated debt securities linked to the performance of an exchange rate and issued by Barclays Bank PLC. For example, the return on the iPath® GBP/USD Exchange Rate ETN is linked to the performance of the British pound/US dollar exchange rate (the “GBP/USD exchange rate” or the “Index”). The GBP/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the British pound and the U.S. dollar. When the British pound appreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) increases; when the British pound depreciates relative to the U.S. dollar, the GBP/USD exchange rate (and the value of the Securities) decreases.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 135,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNS

For further information about the iPath ETNs go to: http://www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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